FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May 2008	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐      Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
By:	/s/ Russel C. Robertson
	Name:	Russel C. Robertson
	Title:	Interim Chief Financial Officer

By:	/s/ Blair F. Morrison
	Name:	Blair F. Morrison
	Title:	Vice-President and Corporate Secretary

Date: May 27, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Form 52-109F2 — Certification of Interim Filings — Chief Executive Officer
99.2	Form 52-109F2 — Certification of Interim Filings — Chief Financial Officer
(Filed in form required by Canadian Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings)